December 11, 2008

VIA FAX AND EDGAR TRANSMISSION

Ms. Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549
Re:	Petrobras Energía S.A.
Registration Statement on Form F-4 November 12, 2008 File No. 333-155319

Dear Ms. Parker:

By letter dated December 1, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the registration statement on Form F-4, filed November 12, 2008 (the “F-4”) by Petrobras Energía S.A. (the “Company”). This letter sets forth our responses to the Staff’s comments with respect to the F-4. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. We believe that no further revisions are required to the F-4. We look forward to discussing with the Staff any concerns you may have with this approach.

Form F-4 filed November 12, 2008

1.

Please comply with the comments issued on the Form 20-F for Petrobras Energía Participaciones on November 28, 2008. We will not be able to process a request for acceleration of the effectiveness of the Form F-4 until all comments have been addressed and clarified. To the extent any comments apply to the Form F-4, please revise the F-4 accordingly.

Petrobras Energía S.A.
Maipú 1- C1084ABA - Buenos Aires - Argentina
Teléfono: (54-11) 4344-6000

Ms. Anne Nguyen Parker

Securities and Exchange Commission, p. 2

The Company’s affiliate, Petrobras Energía Participaciones, S.A., has responded to the Staff’s comments issued on the Form 20-F on November 28, 2008, and the Staff has indicated that all comments have been addressed and clarified to its satisfaction. The Company believes that no further revisions are required to the F-4.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby respectfully requests that the F-4 be declared effective as of 5:00 p.m. (EST) on December 12, 2008 or as soon as practicable thereafter.

*                          *                          *                          *

Petrobras Energía S.A.
Maipú 1- C1084ABA - Buenos Aires - Argentina
Teléfono: (54-11) 4344-6000

Ms. Anne Nguyen Parker

Securities and Exchange Commission, p. 3

Please do not hesitate to contact me at 011 54 11 4344 6340 or Juan G. Giráldez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2372 with any comments or questions.

Very truly yours,

PETROBRAS ENERGÍA S.A.

By: /s/ Nicolás M. Mordeglia_________________

Name:	Nicolás M. Mordeglia
Title:	Legal Counsel

CC:	Sandy Eisen
Brad Skinner
Ronald Winfrey
Carmen Moncada-Terry
Securities and Exchange Commission

Marcelo Gargano
Enrique Prini Estebecorena
Petrobras Energía S.A.

Gabriel E. Soifer
Sibille

Juan G. Giráldez
Cleary Gottlieb Steen & Hamilton LLP

Petrobras Energía S.A.
Maipú 1- C1084ABA - Buenos Aires - Argentina
Teléfono: (54-11) 4344-6000